

June 29, 2015

Jennifer Xinzhe Li
Chief Financial Officer
Baidu, Inc.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

>   Re: **Baidu, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2014**
>   **Filed March 27, 2015**
>   **File No. 000-51469**

Dear Ms. Li:

We have reviewed your letter dated May 29, 2015 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 14, 2015.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 84

1.   We note your response to prior comment 2 that the Union business generates incremental profit to the company's business and that operating margin is not the company's focus for the Union business. While your disclosure quantifies the amount of TAC, your disclosure does not provide a point of reference as to how much of the revenues earned

are attributable to the Union business to which the TAC relates. Due to the related TAC, the Union business has differing margins from Baidu-owned properties, thus revenues earned through Union members are impactful on the company's overall operating profit margins. In view of the Union member 2014 TAC comprising 12.9% of total revenues and 49% of operating margin clarify further for us the basis for your view that quantifying the amount of percentage of revenues earned through Baidu Union members or the operating margin would not be material to investors. In this regard, please tell us the amount of revenues generated through Union members for each of the periods presented. Tell us the average revenue share and the range of revenue share ratios for each of the periods presented. If there were significant variances in the relative revenue contribution from Union members or the revenue share ratios for the periods presented, please describe for us the factors contributing to such fluctuations.

2. We note your response to prior comment 3 that price per click can vary significantly for various factors and that disclosing the change in a homogeneous average price per click would not be meaningful. Your disclosure on page 84 attributes the increase in average revenue per customer primarily to the increase in the number of paid clicks and the higher price per click. Although price per click may vary, providing average changes in such metrics would provide investors with a greater understanding of the changes in monetization metrics that impact the company's revenues. In future filings, to the extent it would be material information to investors, please quantify the fluctuation in average price per click for the periods presented and discuss the underlying factors, including offsetting factors, impacting the average price per click. Tell us the relative proportion of online marketing revenues that is based on paid clicks and price per click compared to other monetization metrics. If revenues derived from other monetization metrics are significant, please tell us the fluctuations in such metrics and the impact on revenues for the periods presented. Please refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant